Exhibit 16

May 4, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for eMerge Interactive, Inc. and, under the date of February 3, 2006, we reported on the financial statements of eMerge Interactive, Inc. as of and for the years ended December 31, 2005 and 2004. On April 28, 2006, our appointment as principal accountants was terminated. We have read eMerge Interactive Inc.’s statements included under Item 4.01 of its Form 8-K dated April 28, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the audit committee of the board of directors approved the engagement of Tedder, James, Worden & Associates, P.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006, the last sentence in the third paragraph, or the statements in the fourth paragraph.

Very truly yours,

/s/ KPMG LLP

KPMG LLP

Orlando, Florida